UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Southern Star Group Limited
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Southern Cross Broadcasting (Australia) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Maureen Barron, General Manager, Corporate
Level 9, 8 West Street, North Sydney, NSW, Australia 2060, Phone: +61 2 9202 8555
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 13, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Cover letter to Southern Star Group Limited shareholders and attached form 6021 dated April 19, 2004, that was filed with the Australian Securities and Investments Commission under the Australian Corporations Act 2001, relating to the offer made by Southern Cross Broadcasting (Australia) Limited, an Australian corporation for the entire issued share capital of Southern Star Group Limited, an Australian corporation, is attached hereto as Attachment 1.

Item 2. Informational Legends

Not applicable

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable

(2) Not applicable

(3) Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) On February 6, 2004, Southern Cross Broadcasting (Australia) Limited filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Southern Cross Broadcasting (Australia) Limited undertakes to promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the above-referenced Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED

By: ______________________

Name: Edward Chia
Title: Secretary

Date: 19 April, 2004

ATTACHMENT 1

SOUTHERN CROSS
BROADCASTING

19 April 2004

Dear Southern Star Shareholder,

On 13 February 2004, Southern Cross Broadcasting (Australia) Limited (**"Southern Cross"**) offered to acquire your shares in Southern Star Group Limited (**"Southern Star"**) under a takeover bid. Our records show that Southern Cross has not received a valid acceptance of its offer from you. If you have validly accepted Southern Cross' offer before the close of the offer on 15 April 2004, please disregard this letter.

As acceptances have been received in respect of more than 90% of Southern Star's shares (approximately 95.29% at the close of Southern Cross' offer), Southern Cross proposes to acquire your shares under the compulsory acquisition provisions of the Corporations Act. The acquisition will be effected for the same consideration as that offered by Southern Cross under its takeover bid (1 Southern Cross convertible preference share for every 16 Southern Star shares).

A Form 6021 is enclosed which sets out the details of the compulsory acquisition procedure. The one month referred to in paragraph 5 of the form commences 3 days after the date of this letter.

On completion of the compulsory acquisition procedure, Southern Cross will issue the consideration for your shares to Southern Star, which will hold the consideration in trust for you and will contact you in writing to notify you of this and to seek your instructions as to how to deal with the consideration.

Southern Star will be delisted from the Australian Stock Exchange shortly.

If you have any queries, please contact the Offer Enquiry Line on 1300 553 550 (or 612 9280 7033 for international callers).

Yours sincerely,

John Christian Dahlsen
Chairman

Southern Cross Broadcasting (Australia) Limited
ABN 86 006 186 974
70 Park Street South Melbourne VIC 3205 GPO Box 1837Q Melbourne VIC 3001
Tel 03 9243 2100 Fax 03 9690 0937

ASIC registered agent number
lodging party or agent name
office, level, building name or PO Box no.
street number & name
suburb/city
telephone
facsimile
DX number

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notice of

compulsory acquisition following takeover bid

form **6021**

Corporations Act 2001

661B(1)(a)

To

Securities of Southern Star Group Limited ("the Company")

1. Under an Off Market Bid offers were made by Southern Cross Broadcasting (Australia) Limited in respect of the acquisition of ordinary shares in the Company. The offers closed on 15 April 2004.
2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.
3. The bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 ("the Act") that the bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.
4. Under section 661D of the Act, you have the right, by notice in writing given to the bidder within one month after this notice is lodged with ASIC, to ask the bidder for a written statement of the names and addresses of everyone else the bidder has given this notice to.
5. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.
6. The bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before the end of the offer period.
7. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of this notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidder must comply with paragraph 6 of this notice.

Signature

print name Edward Chia

capacity Company Secretary

sign here

date 19/04/2004